 As filed with the Securities and Exchange Commission on November 21, 2001


                                                 Registration No. 333-65730

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              AMENDMENT NO. 1


                                    TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                           TRITON PCS HOLDINGS, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                Delaware                               23-2974475
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)
                               1100 Cassatt Road
                           Berwyn, Pennsylvania 19312
                                 (610) 651-5900
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                --------------
                                 David D. Clark
                           Triton PCS Holdings, Inc.
                          Chief Financial Officer and
                            Executive Vice President
                               1100 Cassatt Road
                           Berwyn, Pennsylvania 19312
                                 (610) 651-5900
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                --------------
                Please address a copy of all communications to:
            John W. McNamara                        Andrew M. Davies
            Thomas D. Twedt                    Triton PCS Holdings, Inc.
     Dow, Lohnes & Albertson, PLLC                 1100 Cassatt Road
     1200 New Hampshire Avenue, NW             Berwyn, Pennsylvania 19312
         Washington, D.C. 20036                      (610) 651-5900
             (202) 776-2000
                                --------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.
                                --------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                                --------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Title of Each                     Proposed
     Class of        Aggregate      Maximum     Proposed Maximum   Amount of
 Securities to be  Amount to be  Offering Price     Aggregate     Registration
    Registered     Registered(1)    Per Unit    Offering Price(1)     Fee
-------------------------------------------------------------------------------
Class A common
 stock, par value
 $0.01 per
 share(2).........
Preferred Stock,
 par value $0.01
 per share(3).....      N/A           N/A         $ 77,337,000    $19,334.25(5)
Warrants or
 Rights(4)........
-------------------------------------------------------------------------------
Class A common
 stock, par value
 $0.01 per share,
 offered by the
 selling
 stockholders.....   6,900,000      $32.27(6)     $143,463,000    $35,865.75(5)
-------------------------------------------------------------------------------
Total.............                                $220,800,000    $55,200.00(5)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) United States dollars or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies estimated in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Pursuant to Rule 457(o), which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(2) An indeterminate number of shares of Class A common stock, par value $0.01 per share, are covered by this Registration Statement. Shares of Class A common stock may be issued (a) separately, (b) upon the conversion of the shares of the preferred stock which are registered hereby or (c) upon exercise of warrants or rights to purchase shares of Class A common stock. Shares of Class A common stock issued upon conversion of the preferred stock will be issued without the payment of additional consideration.

(3) An indeterminate number of shares of preferred stock, par value $0.01 per share, are covered by this Registration Statement. Shares of preferred stock may be issued (a) separately or (b) upon exercise of warrants or rights to purchase shares of preferred stock which are registered hereby.
(4) An indeterminate number of warrants or other rights, each representing the right to purchase an indeterminate number of securities registered hereby are covered by this Registration Statement.

(5) A registration fee of $55,200 was paid in connection with the initial filing of this Registration Statement on July 24, 2001.


(6) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales price per share of the Class A common stock on November 16, 2001 on the New York Stock Exchange.


                                --------------
   Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained in this Registration Statement is a combined prospectus and relates to $79,200,000 of unsold securities registered on Registration Statement No. 333-49974 previously filed by the Registrant on Form S-3 and declared effective on February 2, 2001, as well as the securities being registered herein. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-49974, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities
Act of 1933.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                           TRITON PCS HOLDINGS, INC.

   This prospectus is part of a shelf registration statement which Triton has filed with the Securities and Exchange Commission. Under the shelf registration statement, Triton may offer shares of Class A common stock, shares of preferred stock, and warrants or other rights to purchase shares of capital stock up to a total dollar amount of $77,337,000, including the U.S. dollar equivalent if the offering is denominated in one or more foreign currencies, foreign currency units or composite currencies. In addition, certain selling stockholders may offer up to 6,900,000 shares of Class A common stock.


   Under the shelf registration process, we and the selling stockholders may sell the securities from time to time in one or more separate offerings, in amounts, at prices and on terms to be determined at the time of sale.


   Our Class A common stock is listed on the New York Stock Exchange under the symbol "TPC".


   In addition to Class A common stock, we also have shares of Class B non-voting common stock issued and outstanding. The rights of holders of Class A common stock and Class B non-voting common stock differ with respect to some aspects of convertibility and voting. We will not offer or sell any shares of Class B non-voting common stock under this prospectus.

   This prospectus provides a general description of the securities that we may offer. Each time we sell a particular series of preferred stock, shares of Class A common stock or warrants or other rights, we will provide a prospectus supplement which will contain the specific terms of the securities being offered at that time.

   The prospectus supplement may add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement in conjunction with the additional information described under the headings "Where You Can Find More Information" and "Information Incorporated by Reference."

                               ----------------

   Investing in the securities involves risks. See "Risk Factors" beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

   The securities may be sold directly by us or, in the case of the Class A common stock registered for the selling stockholders, may be sold by the selling stockholders, to our stockholders or to purchasers or through agents on our or on the selling stockholders' behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts.


                               ----------------

             The date of this Prospectus is November 26, 2001.

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
PROSPECTUS SUMMARY.......................................................   1
RISK FACTORS.............................................................   3
USE OF PROCEEDS..........................................................  13
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
 DIVIDENDS...............................................................  13
DESCRIPTION OF CAPITAL STOCK.............................................  14
DESCRIPTION OF WARRANTS AND OTHER RIGHTS.................................  19
SELLING STOCKHOLDERS.....................................................  20
PLAN OF DISTRIBUTION.....................................................  21
LEGAL MATTERS............................................................  22
EXPERTS..................................................................  22
WHERE YOU CAN FIND MORE INFORMATION......................................  22
INFORMATION INCORPORATED BY REFERENCE....................................  22


   You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with information that is different from that contained in or incorporated by reference in this prospectus or any prospectus supplement. We are offering to sell these securities only in states where offers and sales are permitted. You should not assume that the information in this prospectus or any prospectus supplement, or information we previously filed with the Securities and Exchange Commission and incorporate here by reference, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.


                               ----------------

   We are a Delaware corporation. Our principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312, and our telephone number at that address is (610) 651-5900. Our World Wide Web site address is http://www.tritonpcs.com. The information in our web site is not part of this prospectus.

   In this prospectus, "Holdings" refers to Triton PCS Holdings, Inc., "Triton PCS" refers to Triton PCS, Inc., a wholly-owned subsidiary of Holdings, and "Triton," "we," "us" and "our" refer to Holdings and its wholly-owned subsidiaries, unless the context requires otherwise. "AT&T Wireless PCS" refers to AT&T Wireless PCS, LLC, "AT&T Wireless" refers to AT&T Wireless Services, Inc. and "AT&T" refers to AT&T Corp.

                               ----------------

               Special Note Regarding Forward-Looking Statements

   This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. Our forward-looking statements also include the facts and assumptions underlying such statements or projections. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Risk Factors" section, as well as any cautionary language in this prospectus and in documents incorporated by reference in this prospectus, provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus and in documents incorporated by reference in this prospectus could have a material adverse effect on our business, results of operations, financial position and the value of our securities.

                               PROSPECTUS SUMMARY

   This summary highlights basic information about us. It does not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," as well as the information incorporated by reference into this prospectus.

                                     Triton

   We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13.5 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 megahertz of authorized frequencies covering 11.2 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2.3 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless' wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than
28.5 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless' digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless' and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.


                              Recent Developments

Financings


   On November 14, 2001, Triton PCS, Inc., our wholly owned subsidiary, completed the private sale of $400.0 million principal amount of 8 3/4% senior subordinated notes due 2011. The notes are guaranteed by all of the subsidiaries of Triton PCS and rank ratably with Triton PCS's outstanding 11% senior subordinated discount notes due 2008 and Triton PCS's 9 3/8% senior subordinated notes due 2011. Triton PCS received net proceeds of approximately $390.0 million, after deducting the initial purchasers' discount and estimated offering expenses, and used such proceeds to repay term borrowings under its senior credit facility. Following the application of proceeds, Triton PCS has outstanding borrowings of approximately $14.4 million under the Tranche A term loan, $150.0 million under the Tranche B term loan, approximately $14.4 million under the Tranche C term loan and approximately $6.2 million under the Tranche D term loan. Previously, Triton PCS amended its credit facility, extending the availability period for $71.5 million of the remaining $75.0 million unfunded commitment under the Tranche D term loan from December 31, 2001 to December 31, 2002.


Spectrum Cap Decision




   The FCC has maintained a cap on the total amount of commercial mobile wireless service spectrum a single entity can hold in any geographic market. Commercial wireless licensees and their affiliates have been limited to a total of 45 megahertz of commercial mobile radio service spectrum in non-rural areas and 55 megahertz of commercial mobile radio service spectrum in rural areas. The FCC also has maintained other policies it believed promoted wireless competition, including a cellular cross interest rule under which each of the two cellular licensees in a particular market could only have a direct or indirect ownership interest of five percent or less in the other licensee. On November 8, 2001, the FCC voted to: (1) sunset the spectrum cap rule by eliminating it effective January 1, 2003; (2) raise the cap immediately to 55 megahertz in all markets until the sunset date; and (3) immediately eliminate the cellular cross-interest rule in non-rural markets. It is widely believed that the FCC's actions may spur consolidation in the commercial wireless industry.



Other Recent Developments

   For other recent developments, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

                                  RISK FACTORS

   An investment in our securities involves a high degree of risk. In addition to the other information in this prospectus and the documents incorporated and deemed to be incorporated herein by reference, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our securities could decline and you might lose all or part of your investment.



We have incurred, and may continue to incur, operating losses.


   We have incurred operating losses during the development and construction of our personal communications services network and may continue to incur such losses as we build our customer base. Now that we have launched all 37 markets in our licensed area, our operating profitability will primarily depend on our ability to:


   .market our services successfully;

   .achieve our projected market penetration;

   .manage customer turnover rates effectively; and

   .price our services competitively.

   We may not be able to successfully accomplish these tasks, and if we do not, we may not be able to achieve operating profitability or positive cash flow from operating activities in the future. Personal communications services systems have a limited operating history in the United States, and our operation of these systems in our markets may not become profitable.

If AT&T Wireless is not successful as a provider of wireless communications, we may not be successful.

   Our results of operations are highly dependent on our relationship with AT&T Wireless and AT&T and the success of their wireless strategy. AT&T Wireless is subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus. Because we market our products under the AT&T brand name, our results of operations could be adversely affected if either AT&T Wireless' or AT&T's reputation as a communication services provider declines.


We depend on our agreements with AT&T and AT&T Wireless for our success, and we would have difficulty operating without them.

   Our results of operations are dependent upon agreements we have entered into with AT&T and AT&T Wireless in several ways:

  . We market our products using equal emphasis co-branding with AT&T in accordance with a license agreement with AT&T, which we believe provides us with significant marketing advantages. The license agreement has an initial five-year term expiring February 2003 and may be terminated if we fail to comply with any of its material provisions.

  . Most of our roaming revenues have historically been derived from AT&T
    Wireless' customers traveling through our areas. Our roaming agreement with AT&T Wireless provides that the per minute roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, the roaming rate charges are subject to renegotiation by the parties from time to time on or after September 1, 2005. The roaming agreement has a 20-year term expiring in 2018 and may be terminated by AT&T Wireless if we breach any of its material provisions. Our ability to offer plans with low roaming rates would be adversely affected if this agreement were to be terminated.

   In addition, if AT&T or its affiliates combine with specified entities with over $5 billion in annual revenues from telecommunications activities, that derive less than one-third of their aggregate revenues from the provision of wireless telecommunications and that have personal communications services or cellular licenses that cover at least 25% of the people covered by our licenses, then AT&T Wireless PCS may terminate its exclusivity obligations with us in markets that overlap with markets of those entities. Other providers could then enter into agreements with AT&T Wireless in those markets, exposing us to increased competition, and we could lose access to customers.

   Our results of operations would be adversely affected if any of our agreements with AT&T or AT&T Wireless are terminated.

AT&T Wireless may compete with us, which could cause it to obtain subscribers who otherwise might use our AT&T-licensed services.

   Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T Wireless PCS's request. The resale agreement will allow AT&T Wireless to sell access to, and usage of, our services in our licensed area on a nonexclusive basis and using the AT&T brand. AT&T Wireless may be able to develop its own customer base in our licensed area during the term of the resale agreement.

Our inability to effectively manage our planned rapid growth could adversely affect our operations.

   We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development and difficulties in managing the build-out of our network could have a material adverse effect on our business, results of operations and financial condition.

Our future growth may require significant additional capital, and our substantial indebtedness could impair our ability to fund our capital requirements.


   We believe that we have sufficient funds to complete the build-out of our network, but we may require additional capital in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. For example, AT&T Wireless has announced its intention to add a global system for mobile communications, or "GSM," overlay and the general packet radio service, or "GPRS," technology to its networks throughout the country, to be followed by a further upgrade to enhanced data rates for global evolution, or "EDGE" and then "UMTS" technology, each of which promises faster transmission speeds and increased capacity. If we decide to follow AT&T Wireless and adopt this technological upgrade plan, we will be required to spend incremental amounts that are not in our current capital budget. In addition, we engage, from time to time, in discussions with AT&T Wireless regarding possible acquisitions of additional personal communications services licenses from them. We may also engage in discussions regarding future acquisitions of wireless communications licenses within our currently licensed area. Sources of funding for our future capital requirements may include any or all of the following:


   .public offerings or private placements of equity and debt securities;

   .commercial bank loans; and

   .equipment lease financing.

   Due to our highly leveraged capital structure, additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the indentures governing our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011, our 8 3/4% senior subordinated notes due 2011, our credit facility and any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements and could have a material adverse effect on our business.


We have substantial indebtedness, and servicing our indebtedness could reduce funds available to grow our business.

   We are highly leveraged. As of November 15, 2001, we had total consolidated long-term obligations of approximately $1.3 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to less leveraged competitors.

   Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.


We have many competitors in our markets that have substantial coverage areas, which makes it difficult for us to acquire and maintain a strong competitive position.

   We compete in our markets with most of the major cellular and personal communications services companies in the United States. Many of our competitors have substantially greater financial, technological, marketing and sales and distribution resources than we do. Airtime and monthly access rates may continue to decline due to competition, and we may have to significantly discount our prices over a long period of time to attract customers, which would put downward pressure on our prices and make it more difficult for us to achieve positive cash flow.

   We expect competition to intensify as a result of the consolidation of the industry and the development of new technologies, products and services. The wireless communications industry has been experiencing significant consolidation, and we expect this trend will continue. This consolidation trend may create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources.



Competitors who offer more services than we do may attract customers.

   Some of our competitors market other services, such as traditional telephone services, cable television access and access to the Internet, together with their wireless communications services, which may make their services more attractive to customers.

   In addition, we expect that in the future, providers of wireless communications services will compete more directly with providers of traditional landline telephone services, energy companies, utility companies and cable operators that expand their services to offer communications services.

We are dependent upon roaming revenue, and its seasonality will subject our revenue and net income to seasonal fluctuations.

   In 1999, 2000 and the first nine months of this year, approximately 33.2%, 27.6% and 23.6%, respectively, of our revenues were derived from roaming charges incurred by other wireless providers for use of our network by their customers who had traveled within our coverage area. Most of that revenue was derived from AT&T Wireless' customers. Our coverage area includes a number of resort areas that contribute to our roaming revenue. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and net income.


The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the digital upgrades in existing analog wireless systems, ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.



Many personal communications services providers have experienced a high rate of customer turnover which, if it affects us, may reduce our revenues.

   Many providers in the personal communications services industry have experienced a high rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including price competition, network coverage, reliability issues such as blocked and dropped calls, handset problems, non-use of phones, change of employment, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. A high rate of customer turnover could reduce our revenues and have a material adverse effect on our competitive position and results of operations.


We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory changes.

   The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the FAA, regulates tower marking and lighting. We cannot assure you that either the FCC, the FAA or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business.

   Our principal assets are our FCC licenses to provide cellular and personal communications services. Our loss of any of those licenses would have a material adverse effect on our business. Our FCC licenses are subject to renewal in 2005, except for our cellular license for Myrtle Beach which is subject to renewal in 2010. Our FCC licenses are also subject to potential revocation if we do not comply with the FCC's rules.


Our success depends on our ability to attract and retain qualified personnel.

   A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the personal communications services industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key-man life insurance on any of our executives or other employees.

We will likely incur operating costs due to unauthorized use of our network.

   As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

The technologies that we use may become obsolete, which would limit our ability to compete effectively and may result in increased costs to adopt a new technology.

   If our technologies become obsolete, we may need to purchase and install equipment necessary to allow us to convert to new technologies to compete in the wireless communications marketplace. We have employed digital wireless communications technology using the current time division multiple access/IS-136 standards. Other digital technologies such as code division multiple access and global system for mobile communications may ultimately prove to be more advantageous than time division multiple access. For example, code division multiple access technology-based providers own licenses covering virtually all of the United States population. In addition, it is possible that a digital transmission technology other than time division multiple access technology (including global system for mobile communications, the prevalent standard in Europe) may gain sufficient acceptance in the United States to adversely affect the resources currently devoted by vendors to improving time division multiple access technology. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures and implement new technology on a timely basis, or at an acceptable cost. If time division multiple access technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our financial condition, results of operations and liquidity. Time division multiple access/IS-136 standards may not always meet or exceed the capabilities and quality of other technologies.

   Although all three standards are digital transmission technologies and share certain basic characteristics that differentiate them from analog transmission technology, they are not compatible or interchangeable with each other. In order to roam in other markets where no personal communications services licensee utilizes the time division multiple access technology standard, our subscribers must utilize tri-mode handsets to use an analog or digital cellular system in such markets. Generally, tri-mode handsets are more expensive than single- or dual-mode handsets. The higher cost of these handsets may impede our ability to attract subscribers or achieve positive cash flow as planned.

   In addition, if AT&T Wireless and its affiliates discontinue the use of time division multiple access digital technology and adopt a new technology, and we do not adopt the new technology, our exclusivity rights will terminate under our agreements with AT&T Wireless and its affiliates. We may not be able to successfully purchase and install the equipment necessary to allow us to convert to a new or different technology or to adopt a new or different technology at an acceptable cost, if at all. In addition, the technologies that we choose to invest in may not lead to successful implementation of our business plan. AT&T Wireless has announced that it will adopt the global system for mobile communications based general packet radio service technology standard for development of advanced services such as high speed transmission of data. To the extent that AT&T Wireless supplements its network with such technology, we may not be able to offer AT&T Wireless' customers all such advanced services, and we may lose the ability to collect roaming revenues from these services unless we also supplement our network with such technology.


If hand-held phones pose health and safety risks, we may be subject to new regulations, and there may be a decrease in demand for our services.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. If consumers' health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to further litigation, which, even if not successful, can be costly to defend. These concerns have received increased focus, including the adoption in July 2000 by the leading industry trade group of a policy under which member handset manufacturers will disclose emission levels. Additional studies of radio frequency emissions are ongoing. The ultimate findings of these studies will not be known until they are completed and made public. We cannot assure you that government authorities will not increase regulation of wireless handsets and cell sites as a result of these health concerns or that wireless companies will not be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry. During the past two years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that time division multiple access and other digital technologies pose health concerns and cause interference with hearing aids and other medical devices. Although the updates impose new restrictive standards on radio frequency emissions from lower power devices such as wireless handsets, all wireless handsets that we offer our customers comply with the proposed standards.


Our use of the SunCom brand name for marketing may link our reputation with another SunCom company and may expose us to litigation.


   We use the SunCom brand name to market our products and services in conjunction with another member of the AT&T Wireless Network, TeleCorp PCS, in order to broaden our marketing exposure and share the costs of advertising. It is possible that our reputation for quality products and services under the SunCom brand name will be associated with the reputation of TeleCorp PCS, and any unfavorable consumer reaction to TeleCorp PCS could harm consumer perception of the SunCom brand name and, in turn, could adversely affect our own reputation.

   AT&T Wireless has agreed to acquire TeleCorp PCS and announced its expectation to discontinue the use of the SunCom brand name. We are currently evaluating the impact of this transaction on our marketing strategy, and we currently plan to continue using the SunCom brand.


Our ability to obtain access to additional radio frequency spectrum through Lafayette Communications Company, L.L.C. is subject to various uncertainties.


   We may need additional spectrum in the future to meet demand for voice services or the deployment of next generation data services. One of our primary means to obtain access to additional spectrum for our personal communications services network is through participation in FCC auctions. The FCC concluded the bidding phase of its re-auction of licenses in the personal communications services C and F Blocks in the 1900 megahertz band on January 26, 2001. Although we did not participate in the auction, we have a non-controlling equity interest in Lafayette Communications Company, L.L.C., which we refer to as "Lafayette," which did participate in the auction. Of the 422 licenses offered, Lafayette was announced the winning bidder of thirteen 10 megahertz C Block licenses and one 10 megahertz F Block license. Several of these licenses are subject to pending litigation. On November 16, 2001, the FCC, NextWave and the major auction winners, including Lafayette, signed an agreement under which the auction winners would receive the disputed licenses. The settlement is subject to approval by the Department of Justice and the bankruptcy court and is contingent on the passage of legislation by Congress. Lafayette currently holds licenses in seventeen markets in our service area and has additional applications to acquire licenses pending. There can be no assurance that Lafayette will receive all licenses for which it has pending applications or that the licenses will not be subject to court challenge, which could cause a delay in issuance of the licenses. We may not be successful in negotiating for use of spectrum acquired by Lafayette and may need to obtain additional spectrum from other sources which may not be available to us on commercially reasonable terms or at all.

As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us.

   We are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries. We depend on the cash flows of our subsidiaries to meet our obligations and to pay any potential dividends. The ability of our subsidiaries to distribute funds to us is and will be restricted by the terms of existing and future indebtedness, including our credit facility and indentures, and by applicable state laws that limit the payments of dividends.

The occurrence of extraordinary events, such as the attacks on the World Trade Center and the Pentagon, may have a material adverse effect on our business.


   On September 11, 2001, terrorists attacked the World Trade Center in New York and the Pentagon in Washington D.C. While we have not yet fully analyzed the impact that these and potential future similar events may have on our business, it does not currently appear that our business will be negatively impacted by these events. We cannot assure you, however, that any future terrorist attacks or other acts of war will not have a material adverse effect on our business, results of operations and financial condition.


Our debt instruments contain restrictive covenants that may limit our operating flexibility.

   Our credit facility and the indentures governing our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011 and our 8 3/4% senior subordinated notes due 2011 contain significant covenants that limit our ability to engage in various transactions and, in the case of our credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness.

   These events include:

  .  failure to comply with a document's covenants;

  .  material inaccuracies of representations and warranties;

  .  specified defaults under or acceleration of other indebtedness; and

  .  events of bankruptcy or insolvency.

   The limitations imposed by our outstanding indebtedness are substantial, and failure to comply with them could have a material adverse effect on our business. We are in full compliance with our debt covenants as of the date of this prospectus.

A limited number of stockholders own a large amount of our stock; if they decide to vote their shares together in furtherance of their own interests and those interests are different from yours, the result could be that we will take actions that are not in your interest.

   As of September 30, 2001, J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC and its affiliates, Desai Capital Management Incorporated, Toronto Dominion Capital (U.S.A.), Inc., First Union Affordable Housing Community Development Corporation and its affiliates and Duff Ackerman Goodrich & Assoc. L.P., our initial institutional investors, in the aggregate, control approximately 55% of our total voting power, and Michael Kalogris and Steven Skinner control approximately 9% of our total voting power, in the aggregate. Those stockholders, other than J.P. Morgan SBIC LLC, have agreed that they will vote their shares together to elect two of our directors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee. As a result of their share ownership, these institutional investors and our management, if their interests are aligned or if they decide to vote their shares together, have the ability to control our future operations and strategy. Conflicts of interest between the institutional investors and management stockholders and our public stockholders may arise with respect to sales of shares of Class A common stock owned by the institutional investors and management stockholders or other matters. For example, sales of shares by the institutional investors and management stockholders could result in a change of control under our credit facility, which would constitute an event of default under the credit facility, and under our indentures, which would require us to offer to repurchase our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011 and our 8 3/4% senior subordinated notes due 2011. In addition, the interests of our institutional investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our public stockholders, especially if the consideration to be paid for the Class A common stock is less than the price paid by public stockholders.


   In an investors' agreement, our initial institutional investors, other than AT&T Wireless PCS, have agreed that investors holding 66 2/3% or more of the Class A common stock and Class B non-voting common stock held by these investors, in the aggregate, who propose to sell their shares of common stock may require the other investors to also participate in any such sale. As a result, such investors may have the effective right to sell control of Triton.

Our institutional investors invest in other personal communications services companies, and conflicts of interest may arise from these investments and from other directorships held by our directors that may not be resolved in our favor.

   Our principal institutional investors, or their affiliates, currently have significant investments in personal communications services companies other than Triton. These institutional investors may in the future invest in other entities that compete with us. In addition, several of our directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Triton. Because of these potential conflicts, these directors may be required to disclose periodically financial or business opportunities to us and to the other companies to which they owe fiduciary duties.

We do not intend to pay dividends in the foreseeable future.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate. See "--As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us."

Our stock price is highly volatile.

   The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  .  quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other personal communications and telecommunications services companies;

  . announcements of technological innovations or new services by us or our competitors; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  future sales of our securities; and

  .  stock market price and volume fluctuations.

   Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

   Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  .  discourage bids for our securities at a premium over the market price;

  . adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  . impede the ability of the holders of our securities to change our management.

   In addition, our stockholders' agreement, credit facility and indentures for our outstanding public debt contain limitations on our ability to enter into change of control transactions.

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Your ownership interest could be diluted upon conversion of our Series A preferred stock.

   AT&T Wireless owns 786,253 shares of our Series A preferred stock. The Series A preferred stock has a liquidation value of $100 per share with dividends accruing at an annual rate of $10 per share, compounding quarterly from March 31, 1998. On or after February 4, 2006, AT&T Wireless may convert each share of Series A preferred stock into a number of shares of common stock equal to:

  .  $100 plus unpaid dividends on the share of Series A preferred stock divided by

  . the market price of one share of Class A common stock on the date of conversion.

   As a result, AT&T Wireless will be entitled to a larger number of shares of Class A common stock if the market value of the Class A common stock declines. Any conversion by AT&T Wireless will dilute the ownership interest of our existing shares of Class A common stock, which could cause the price of shares of our Class A common stock to decline.

Limitation of Liability and Indemnification Matters

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to Triton or our stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Triton or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of dividends or unlawful stock purchase or redemption by a corporation); or

  . for any transaction from which a director derived an improper personal benefit.

   The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Triton and its stockholders. In addition, we have purchased directors' and officers' liability insurance coverage for our directors and certain of our officers in amounts customary for similarly situated companies. Under the applicable provisions of the Delaware General Corporation Law, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceedings brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Our certificate of incorporation gives us the power to indemnify our officers, directors, employees and agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and certain of our executive officers which generally provide for indemnification of the director or executive officer to the fullest extent provided by law.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to our certificate of incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                USE OF PROCEEDS

   Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us in such prospectus supplement to fund in part:

  .  capital expenditures;

  .  working capital as required;

  .  general corporate purposes; and

  .  potential acquisitions.

   We will not receive any proceeds from the sale of shares of Class A common stock that may be sold by selling stockholders.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

   The following table sets forth our deficiency of earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing the combination of fixed charges and preferred stock dividends into earnings, as defined. Earnings include income before taxes, plus fixed charges, plus amortization of capitalized interest, less capitalized interest costs. Fixed charges include interest expense, capitalized interest, amortization of debt discount, amortization of capitalized expenses related to debt and one-third of rental expense attributable to the interest factor. On this basis, earnings for the periods shown were not adequate to cover fixed charges and preferred stock dividends; therefore, the amount of the deficiency is shown.


                                                              Nine Months Ended
                                 Year Ended December 31,        September 30,
                             -------------------------------- -----------------
                              1997   1998     1999     2000     2000     2001
                             ------ ------- -------- -------- -------- --------
                                               (in thousands)
Deficiency of earnings to
 combined fixed charges and
 preferred dividends.......  $3,961 $42,998 $170,385 $194,313 $139,518 $141,347

                          DESCRIPTION OF CAPITAL STOCK

   The following description of Triton's capital stock sets forth general terms and provisions of the particular issuance of capital stock to which any prospectus supplement may relate. The prospectus supplement will describe the particular terms of any sale of capital stock and the extent, if any, to which such general provisions will not apply to such sale. The following description also sets forth selected provisions of Triton's second restated certificate of incorporation and amended and restated bylaws. This description is a summary only and is qualified in its entirety by Triton's certificate of incorporation and bylaws, which are incorporated as exhibits to the registration statement of which this prospectus is a part.

   Our authorized capital stock consists of:

  . 580,000,000 shares of common stock, par value $0.01 per share, including:

         (a)  20,000,000 shares designated Class A common stock; and

         (b)  60,000,000 shares designated Class B non-voting common stock;
    and

   . 70,000,000 shares of preferred stock, par value $0.01 per share, including:

         (a) 1,000,000 shares designated Series A convertible preferred stock;

         (b)  50,000,000 shares designated Series B preferred stock;

         (c) 3,000,000 shares designated Series C convertible preferred stock; and

         (d) 16,000,000 shares designated Series D convertible preferred stock.

   As of September 30, 2001, there were outstanding: 59,045,022 shares of Class A common stock; 8,210,827 shares of Class B non-voting common stock; 786,253 shares of Series A preferred stock; no shares of Series B preferred stock or Series C preferred stock; and 543,683 shares of Series D preferred stock.


Common Stock

   Class A Common Stock. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock on all matters on which stockholders generally are entitled to vote and to all other rights, powers and privileges of stockholders under Delaware law. Upon the dissolution, liquidation or winding up of Triton, after any preferential amounts to be distributed to the holders of the preferred stock then outstanding have been paid or declared and funds sufficient for payment in full have been set apart for payment, the holders of the Class A common stock and the Class B non-voting common stock will be entitled to receive all the remaining assets of Triton legally available for distribution to its stockholders in proportion to the number of shares of common stock held by them.

   Class B Non-Voting Common Stock. The Class B non-voting common stock is identical in all respects to the Class A common stock, except that holders of shares of Class B non-voting common stock shall not have the right to vote on any matters to be voted on by our stockholders. Shares of Class B non-voting common stock are convertible at the option of the holder at any time on a one-for-one basis into shares of Class A common stock, except that shares of Class B non-voting common stock held by J.P. Morgan SBIC LLC are convertible only upon receipt by Triton of a written opinion of counsel to the effect that J.P. Morgan SBIC LLC should not be considered an affiliate of Triton after giving effect to the conversion. In addition, shares of Class B non-voting common stock transferred by J.P. Morgan SBIC LLC to anyone other than its affiliates, after giving effect to the conversion, convert automatically on a one-for-one basis into shares of Class A common stock.

Preferred Stock

   Subject to the approval of the holders of shares of certain series of preferred stock in specified circumstances, Triton may issue preferred stock with such designations, powers, preferences and other rights and qualifications, limitations and restrictions as Triton's board of directors may authorize, including, but not limited to:

  . the distinctive designation of each series and the number of shares that will constitute the series;

  .  the voting rights, if any, of shares of the series;

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares in the series;

  . any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of Triton or the distribution of its assets; and

  . the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

   The table below summarizes the principal terms of our preferred stock:

                       Principal Terms of Preferred Stock

     Terms             Series A         Series B         Series C           Series D
     -----             --------         --------         --------           --------
Dividends.......  Quarterly cash     Same as Series No fixed           Same as Series C
                  dividends at       A              dividends, but
                  annual rate of                    participates with
                  10% of the                        Class A common
                  accreted value of                 stock on an as-
                  Series A, but                     converted basis
                  cash dividend
                  payments may be
                  deferred until
                  June 30, 2008
                  No dividends may                  No dividend or
                  be paid on any                    distribution may
                  junior preferred                  be paid on common
                  stock or common                   stock unless
                  stock without the                 Series C receives
                  consent of the                    a dividend or
                  Series A holders                  distribution as
                                                    well,payment to
                                                    be based on a
                                                    formula
Convertibility..  At the holder's    None           At the holder's    At the holder's
                  option, on or                     option, at any     option, at any
                  after February 4,                 time for a fixed   time at a rate of
                  2006, each share                  number of shares   one share of
                  of Series A                       of Class A common  Series C for each
                  preferred stock                   stock for each     share of Series D
                  will convert into                 share of Series C  (subject to anti-
                  a number of                       (subject to anti-  dilution
                  shares of Class A                 dilution           provisions)
                  common stock                      provisions)
                  equal to $100
                  plus all unpaid
                  dividends on such
                  Series A
                  preferred share
                  divided by the
                  fair market value
                  of a share of
                  Class A common
                  stock

                                                                       At the holder's
                                                                       option, at any
                                                                       time at a rate of
                                                                       23 shares of
                                                                       Class A common
                                                                       stock for each
                                                                       share of Series D
                                                                       (subject to anti-
                                                                       dilution
                                                                       provisions)

     Terms             Series A         Series B         Series C           Series D
     -----             --------         --------         --------           --------
                  Holder may elect,                 Holder may elect,  Holder may elect
                  by written                        by written         by written
                  notice, to                        notice, to         notice, to
                  receive shares of                 receive shares of  receive shares of
                  Class B non-                      Class B non-       Class B non-
                  voting common                     voting common      voting common
                  stock instead of                  stock instead of   stock instead of
                  Class A common                    Class A common     Class A common
                  stock                             stock              stock
Liquidation       $100 per share     Same as Series $100 per share     $100 per share
 Preference.....  plus all accrued   A              (subject to        (subject to
                  but unpaid                        customary anti-    customary anti-
                  dividends,                        dilution           dilution
                  whether or not                    provisions), but   provisions), but
                  declared (subject                 junior to Series   junior to Series
                  to customary                      A and Series B     A and Series B
                  anti-dilution                     and junior to      and senior to
                  provisions)                       Series D with      Series C with
                                                    respect to a       respect to a
                                                    statutory          statutory
                                                    liquidation        liquidation
Voting..........  Limited class      Limited class  Votes with Class   Limited class
                  voting rights      voting rights  A common stock on  voting rights
                                                    an as- converted
                                                    basis
                  Entitled to                       Additional class
                  nominate one of                   voting rights
                  the Class II
                  directors so long
                  as initial holder
                  owns at least
                  two-thirds of the
                  Series A shares
                  it owned on
                  February 4, 1998
Redemption......  At our option on   At our option  At our option,     Same as Series C
                  or after February  at any time    requires prior
                  4, 2008                           affirmative vote
                                                    or written
                                                    consent of all
                                                    holders of
                                                    outstanding
                                                    Series C shares,
                                                    all holders of
                                                    outstanding
                                                    Series D shares
                                                    and any other
                                                    holders of
                                                    capital stock as
                                                    required by the
                                                    certificate of
                                                    incorporation
                  At the holder's    Same as Series
                  option on or       A
                  after February 4,
                  2018

Anti-Takeover Provisions

   Delaware law, our certificate of incorporation, our bylaws and the stockholders' agreement contain provisions that could have the effect of delaying, deterring or preventing the acquisition of control of Triton by means of changes to our governing documents or a proxy contest.

   Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a broad range of business combinations with interested stockholders for a period of three years following the time that person became an interested stockholder, unless any of the following occurs:

  . the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

  . the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes the person an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation and shares held by employee stock ownership plans; or

  . on or after the date the person became an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at a stockholder meeting, excluding shares held by the interested stockholder.

   An interested stockholder is defined as any person that is:

  . the owner of 15% or more of the outstanding voting stock of the corporation; or

  . an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

   Nomination and Election of Directors. Our certificate of incorporation, bylaws and the stockholders' agreement contain provisions which affect the nomination and election of directors to our board. Our board of directors consists of seven directors, and each director serves until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. Our board of directors is divided into three classes of directors. Each class serves a staggered three-year term. As a result, approximately one-third of the board of directors are elected each year. Generally a director will stand for election only once every three years. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though the attempt might be beneficial to us and our stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board from removing a majority of the board for two years. Under our certificate of incorporation, as long as AT&T Wireless PCS owns at least two-thirds of the number of shares of Series A preferred stock that it owned on February 4, 1998, it has the exclusive right, voting separately as a single class, to nominate one of the Class II directors. Each of the stockholders party to the stockholders' agreement, other than J. P. Morgan SBIC LLC, has agreed to vote all its shares of Series C preferred stock or Class A common stock held of record by it to cause the election of two directors selected by the cash equity investors and the election of the nominee selected by AT&T Wireless PCS and their continuation in office. Any amendment to our certificate of incorporation must be approved by the affirmative vote of the holders of shares of Series C preferred stock and Class A common stock representing at least two-thirds of the votes entitled to be cast for the election of directors, voting together as a single class, subject to the separate class vote requirements relating to any class or series of preferred stock. Our bylaws may be amended in the same manner as provided in our certificate of incorporation or, alternatively, by a resolution adopted by a majority of our board of directors at any special or regular meeting of the board or by unanimous written consent, although amendments to the provisions regarding election of directors require the approval of the holders of capital stock entitled to nominate any of our directors.

   Other Provisions. Our certificate of incorporation and bylaws provide, in general, that:

  . the directors in office will fill any vacancy or newly created directorship on the board of directors, with any new director to serve for the remaining term of the class of directors to which he is elected, except that any vacancy that was left by a nominee of a stockholder entitled to nominate such nominee will be filled by a new director selected by such holder; and

  . directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of voting stock cast, at an annual or special meeting or by written consent, except any director nominated by any stockholders having the right to nominate such director may be removed and replaced by such stockholders with or without cause.

   The bylaws also require that stockholders wishing to bring any business, including director nominations, before an annual meeting of stockholders deliver written notice to us not less than 60 days or more than 90 days prior to the date of the annual meeting of stockholders. If, however, less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be delivered to us not later than the close of business on the tenth day following the day on which we publicly announce the date of our annual meeting. The bylaws further require that the notice by the stockholder set forth, among other things:

  . a description of the business to be brought before the meeting, including information with respect to a nominated director;

  .  the reasons for conducting the business at the meeting;

  . specific information concerning the stockholder proposing the business and the beneficial owner, if any, on whose behalf the proposal is made;

  . a description of all arrangements and understandings between or among the stockholder delivering the notice and any other person or persons, including any director nominee where applicable, with a material interest in the business to be brought before the meeting; and

  . with respect to notice nominating a director, any other information relating to the director nominee and the nominating stockholder that would be required to be disclosed in a proxy statement or other similar filing with the Securities and Exchange Commission.


   The foregoing provisions regarding director nomination procedures do not apply to holders of our capital stock who have the right to nominate directors. The provisions of the certificate of incorporation and bylaws relating to removal of directors and advance notice of stockholder proposals may discourage or make more difficult the acquisition of control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging specific types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of us first to negotiate with the board of directors.

Registration Rights


   Under our stockholders' agreement, dated as of October 27, 1999, among Triton, AT&T Wireless PCS, the selling stockholders and certain other stockholders of Triton, the selling stockholders and the other parties thereto are entitled to certain demand and piggyback registration rights on the terms and conditions set forth in the stockholders' agreement. The registration of the shares offered by the selling stockholders on this registration statement is not being done pursuant to the exercise of a demand right under the registration rights agreement.


Transfer Agent

   The transfer agent and registrar for the Class A common stock is Equiserve (BankBoston).

                    DESCRIPTION OF WARRANTS AND OTHER RIGHTS

   We may issue warrants and other rights to purchase our securities, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing. Warrants or rights may be issued independently or together with any securities and may be attached to or separate from such securities. Each series of warrants or rights will be issued under a separate warrant or rights agreement to be entered into between us and a warrant or rights agent. The following description sets forth certain general terms and provisions of the warrants and rights offered hereby. Further terms of the warrants and rights and the applicable warrant or rights agreement will be set forth in the applicable prospectus supplement.

   The applicable prospectus supplement will describe the following terms of any warrants or rights in respect of which this prospectus is being delivered:

  .  the title of such warrants or rights;

  .  the aggregate number of such warrants or rights;

  .  the price or prices at which such warrants or rights will be issued;

  . the currency or currencies, including composite currencies, in which the price of such warrants or rights may be payable;

  . the securities or other securities or rights of ours, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing purchasable upon exercise of such warrants or rights;

  . the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants or rights may be purchased;

  . the date on which the right to exercise such warrants or rights shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such warrants or rights which may be exercised at any one time;

  . if applicable, the designation and terms of the securities with which such warrants or rights are issued and the number of such warrants or rights issued with each such security;

  . if applicable, the date on and after which such warrants or rights and the related securities will be separately transferable;

  .  information with respect to book-entry procedures, if any;

  . if applicable, a discussion of certain United States Federal income tax considerations; and

  . any other terms of such warrants or rights, including terms, procedures and limitations relating to the exchange and exercise of such warrants or rights.

                           SELLING STOCKHOLDERS


   The following table provides information with respect to the beneficial ownership of our Class A common stock as of September 30, 2001 of each selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The persons named in this table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them, subject to the information contained in the footnotes to this table. The number of shares of Class A common stock outstanding as of the date of this table, September 30, 2001, was 59,045,022.


                                                 Percentage of
                                                 Voting Shares
                            Number of Voting      Beneficially     Number of
                           Shares Beneficially       Owned        Shares Being
           Name                   Owned        Before Offering(6)  Offered(7)
           ----            ------------------- ------------------ ------------
J.P. Morgan Partners (23A
 SBIC), LLC(1)(2).........     11,409,614             19.3%        3,679,251
J.P. Morgan SBIC
 LLC(2)(3)................      1,821,585              3.1%          587,536
Desai Capital Management
 Incorporated(4)..........     11,067,439             18.7%        2,201,963
Toronto Dominion Capital
 (U.S.A.), Inc.(5)........      2,766,871              4.7%          258,750
DAG--Triton PCS, L.P. ....      1,727,728              2.9%          172,500

--------

(1) An affiliate of J.P. Morgan Partners (23A SBIC), LLC serves as agent and lender under our credit facility. Affiliates of J.P. Morgan Partners (23A
     SBIC), LLC were initial purchasers in our private offering of 11% senior subordinated discount notes due 2008 in May 1998, our private offering of 9 3/8% senior subordinated notes due 2011 in January 2001 and our private offering of 8 3/4% senior subordinated notes due 2011 in November 2001. Affiliates of J.P. Morgan Partners (23A SBIC), LLC served as underwriters and received underwriting fees in connection with our initial public offering in October 1999. In addition, Arnold Chavkin, an officer of the managing member of J.P. Morgan Partners (23A SBIC), LLC and an Executive Partner of J.P. Morgan Partners, LLC, is a director of Triton.


(2) J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC and Sixty Wall Street SBIC Fund, L.P. are subsidiaries of J.P. Morgan Chase & Co.


(3) The number of shares beneficially owned by J.P. Morgan SBIC LLC includes 86,620 shares of Class A common stock held by Sixty Wall Street SBIC Fund, L.P., an affiliate of J.P. Morgan SBIC LLC, J.P. Morgan SBIC LLC also owns 8,210,827 shares of Class B non-voting common stock. The number of shares being offered by J.P. Morgan SBIC LLC may include shares offered by Sixty Wall Street SBIC Fund. An affiliate of J.P. Morgan SBIC LLC serves as agent and lender under our credit facility. Affiliates of J.P. Morgan SBIC LLC served as underwriters and received underwriter fees in connection with our initial public offering in October 1999. Affiliates of J.P. Morgan SBIC LLC were initial purchasers in our private offering of 11% senior subordinated discount notes due 2008 in May 1998, our private offering of 9 3/8% senior subordinated notes due 2011 in January 2001 and our private offering of 8 3/4% senior subordinated notes due 2011 in November 2001.


(4) The number of shares beneficially owned by Desai Capital Management Incorporated consists of 5,951,372 shares of Class A common stock held by Private Equity Investors III, L.P., and 5,116,067 shares of Class A common stock held by Equity-Linked Investors-II, each an affiliate of Desai Capital Management Incorporated. The number of shares being offered by Desai Capital Management Incorporated will consist of shares offered by Private Equity Investors III, L.P., Equity-Linked Investors-II or both. Under our stockholders' agreement, Desai Capital Management Incorporated has the right to designate a representative to attend the meetings of our board of directors as an observer.


(5) An affiliate of Toronto Dominion Capital (U.S.A.), Inc. serves as agent and lender under our credit facility. An affiliate of Toronto Dominion Capital (U.S.A.) was an initial purchaser in our private offering of 9 3/8% senior subordinated notes due 2011 in January 2001 and our private offering of 8 3/4% senior subordinated notes due 2011 in November 2001.


(6) Because each selling stockholder may sell all or some of the shares registered on its behalf, no estimate can be given as to the amount and percentage of the Class A common stock to be owned by such selling stockholder after completion of the offering.


(7) Registration of these shares does not necessarily mean that a selling stockholder will sell all or any of these shares.

                              PLAN OF DISTRIBUTION

   Triton and any selling stockholder may sell securities to one or more underwriters or dealers for public offering and sale by them, or it may sell the securities to investors directly or through agents. The selling stockholders may also distribute securities through one or more special purpose trusts, which will enter into forward purchase arrangements with selling stockholders and distribute their own securities. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:


  . the number of shares of Class A common stock to be sold by each selling stockholder;


  .  the name or names of any underwriters;


  .  the purchase price of the securities;

  . any underwriting discounts and other items constituting underwriters' compensation;

  . any public offering price and the net proceeds we or the selling stockholders will receive from such sale;


  .  any discounts or concessions allowed or reallowed or paid to dealers;
     and

  . any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

   Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

   Triton or any selling stockholder may distribute securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. Triton or any selling stockholder may sell securities through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from Triton or the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, Triton and its subsidiaries in the ordinary course of business. In the event that J.P. Morgan SBIC LLC, Sixty Wall Street SBIC Fund, L.P. or J.P. Morgan Partners (23A
SBIC), LLC is deemed to be an affiliate of Triton at the time of any distribution of securities pursuant to the registration statement of which this prospectus forms a part and an affiliate of any such entity participates in such distribution, Triton will comply with NASD Rules 2720(c) and 2720(d).


   Any underwriting discounts or other compensation which we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Selling stockholders, underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The maximum discount or commission to be paid to any member of the NASD or any independent broker-dealer for the sale of the shares will not exceed 8%. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with Triton, selling stockholders or both, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.


   We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling stockholders, including costs incidental to the offering and sale of the securities to the public, other than commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                                 LEGAL MATTERS

   Dow, Lohnes & Albertson, PLLC, Washington, D.C., will pass upon the validity of the securities offered hereby for Triton and the validity of the shares of Class A common stock offered by the selling stockholders. Certain members of Dow, Lohnes & Albertson, PLLC own shares of Holdings' Class A common stock.

                                    EXPERTS

   The consolidated financial statements of Triton PCS Holdings, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Triton PCS Holdings, Inc. for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Triton is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You also may read and copy any document that we file at the Securities and Exchange Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 or obtain copies of such materials by mail. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges, as well as the Public Reference Section's charges for mailing copies of the documents that we have filed.

                     INFORMATION INCORPORATED BY REFERENCE

   Triton files periodic reports with the Securities and Exchange Commission. Securities and Exchange Commission rules permit Triton to incorporate these filings by reference into this prospectus. By incorporating Triton's Securities and Exchange Commission filings by reference, the following documents are made a part of this prospectus:

  . Triton's quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;


  . Triton's annual report on Form 10-K for the year ended December 31, 2000;

  . Triton's definitive proxy statement for the 2001 annual meeting of stockholders, dated April 2, 2001;

  . Triton's definitive additional materials for the 2001 annual meeting of stockholders, dated April 27, 2001;

  .  Triton's registration statement on Form 8-A filed on September 23, 1999;

  .  Triton's registration statement on Form 8-A filed on July 13, 2001;

  .  Triton's current report on Form 8-K, filed on January 12, 2001;

  .  Triton's current report on Form 8-K, filed on June 15, 2001;


  .  Triton's current report on Form 8-K, filed on November 6, 2001; and


  .  Triton's current report on Form 8-K/A, filed on November 15, 2001.


   All documents which Triton will file with the Securities and Exchange Commission, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Triton's Securities and Exchange Commission file number for Exchange Act documents is 1-15325. Triton will provide without charge, to any person who receives a copy of this prospectus and the accompanying prospectus supplement, upon such recipient's written or oral request, a copy of any document this prospectus incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

                               Daniel E. Hopkins

               Senior Vice President of Finance & Treasurer

                           Triton PCS Holdings, Inc.
                               1100 Cassatt Road
                           Berwyn, Pennsylvania 19312
                           Telephone: (610) 651-5900

   Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in:

  .  the prospectus;

  .  the accompanying prospectus supplement; or

  . any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference to, this prospectus;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following are the expenses of issuance and distribution of the securities registered hereunder on Form S-3, other than underwriting discounts and commissions. All amounts except the registration and NASD filing fee are estimated.


Registration fee...................................................... $ 55,200
NASD filing fee.......................................................   30,500
Legal fees and expenses...............................................  200,000
Accounting fees and expenses..........................................   75,000
Printing and engraving expenses.......................................   75,000
Miscellaneous.........................................................   10,000
                                                                       --------
  Total............................................................... $445,700
                                                                       ========


   All of the above expenses have been or will be paid by Triton.

Item 15. Indemnification of Directors and Officers.

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The second restated certificate of incorporation limits the liability of Triton's directors to Triton or its stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors of Triton will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Triton or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of dividend or unlawful stock purchase or redemption by a corporation) or (iv) for any transaction from which a director derived an improper personal benefit. The inclusion of this provision in the second restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Triton and its stockholders. Under the applicable provisions of the Delaware General Corporation Law, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceedings brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The second restated certificate of incorporation gives Triton the power to indemnify its officers, directors, employees and agents to the full extent permitted by Delaware law, and Triton has entered into indemnification agreements with each director and certain executive officers which generally provide for indemnification of the director or executive officer to the fullest extent provided by law.

Item 16. Exhibits.


 Exhibit
 Number                                Description
 -------                               -----------
  1.1    --Form of Underwriting Agreement (incorporated by reference to Exhibit
          1.1 of Triton's Registration Statement on Form S-3 (File No. 333-
          49974)).

  3.1    --Second Restated Certificate of Incorporation of Triton PCS Holdings,
          Inc. (incorporated by reference to Exhibit 3.4 of Triton's
          Registration Statement on Form S-1 (File No. 333-85149)).

  3.2    --Second Amended and Restated Bylaws of Triton PCS Holdings, Inc.
          (incorporated by reference to Exhibit 3.6 of Triton's Registration
          Statement on Form S-1 (File No. 333-85149)).

  4.1 --Form of warrant agreement (incorporated by reference to Exhibit 4.1 of Triton's Registration Statement on Form S-3 (File No. 333-49974)).

  4.2    --Indenture, dated as of May 4, 1998, among Triton PCS, Inc., the
          Guarantors party thereto and PNC Bank, National Association
          (incorporated by reference to Exhibit 4.1 to the Form S-4
          Registration Statement of Triton PCS, Inc. and its subsidiaries (File
          No. 333-57715)).

  4.3    --First Supplemental Indenture, dated as of March 30, 1999, to the
          Indenture dated as of May 4, 1998 (incorporated by reference to Exhibit 4.1 to the Form 10-Q of Triton PCS, Inc. and its subsidiaries, for the quarter ended March 31, 1999).

  4.4    --Second Supplemental Indenture, dated as of December 21, 1999, to the
          Indenture dated as of May 4, 1998 (incorporated by reference to Exhibit 4.4 to Triton's Registration Statement on Form S-3 (File No.
          333-49974)).

  4.5 --Agreement of Resignation, Appointment and Acceptance, dated as of January 18, 2001, by and among Triton PCS, Inc., Chase Manhattan
          Trust Company, National Association, as prior trustee and successor to PNC Bank, National Association, and The Bank of New York, as successor trustee under the Indenture dated as of May 4, 1998
          (incorporated by referenced to Exhibit 4.5 to Triton's Form 10-Q for the quarter ended June 30, 2001).

  4.6    --Indenture, dated as of January 19, 2001, among Triton PCS, Inc., the
          Guarantors party thereto and The Bank of New York, trustee
          (incorporated by reference to Exhibit 4.5 to Triton's Registration
          Statement on Form S-3 (File No. 333-49974)).

  4.7 --Indenture, dated as of November 14, 2001, between Triton PCS, Inc., theGuarantors thereto and The Bank of New York, as trustee
          (incorporated by reference to Exhibit 4.1 to Triton's Form 8-K/A, filed November 15, 2001).

  4.8    --First Amended and Restated Stockholders' Agreement, dated as of
          October 27, 1999, among AT&T Wireless PCS LLC., Triton PCS Holdings,
          Inc., and the cash equity investors and management stockholders party thereto (incorporated by reference to Exhibit 10.47 to Triton's Form
          10-Q for the quarter ended September 30, 1999).

  4.9 --Investors Stockholders' Agreement, dated as of February 4, 1998, among CB Capital Investors, L.P., J.P. Morgan Investment Corporation,
          Sixty Wall Street SBIC Fund, L.P., Private Equity Investors III,
          L.P., Equity-Linked Investors-II, Toronto Dominion Capital (USA),
          Inc., First Union Capital Partners, Inc., DAG-Triton PCS, L.P., and the stockholders named therein (incorporated by reference to Exhibit
          10.10 to the Form S-4 Registration Statement of Triton PCS, Inc. and its subsidiaries (File No. 333-57715)).

  4.10   --Amendment No. 1 to Investors Stockholders' Agreement, dated as of
          October 27, 1999, among CB Capital Investors, L.P., J.P. Morgan
          Investment Corporation, Sixty Wall Street SBIC Fund, L.P., Private
          Equity Investors III, L.P., Equity-Linked Investors-II, Toronto
          Dominion Capital (USA), Inc., First Union Capital Partners, Inc.,
          DAG-Triton PCS, L.P., and the stockholders named therein
          (incorporated by reference to Exhibit 10.48 to Triton's Form 10-Q for the quarter ended September 30, 1999).

 Exhibit
 Number                                Description
 -------                               -----------
   4.11  --Registration Rights Agreement, dated as of November 14, 2001, among
          Triton PCS, Inc., the Guarantors named therein and J.P. Morgan
          Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated,
          CIBC World Markets Corp., Credit Lyonnais Securities (USA) Inc.,
          Credit Suisse First Boston Corp., Dresdner Kleinwort Wasserstein-
          Grantchestor, Inc., Fleet Securities, Inc., Morgan Stanley & Co.
          Incorporated, NatCity Investments, Inc., Salomon Smith Barney Inc.,
          Scotia Capital Markets (USA) Inc., SunTrust Capital Markets, Inc. and
          TD Securities (USA) Inc. (incorporated by reference to Exhibit 4.2 to
          Triton's Form 8-K/A, filed November 15, 2001).

   5.1   --Opinion of Dow, Lohnes & Albertson, PLLC.

  12.1 --Statement setting forth computation of ratio of earnings to combined fixed charges and preferred stock dividends.

  23.1   --Consent of PricewaterhouseCoopers LLP.

         --Consent of Dow, Lohnes & Albertson, PLLC (contained in their opinion
  23.2    filed as Exhibit 5.1).

 *24.1   --Powers of Attorney.

--------

* Previously filed with the Registration Statement.


Item 17. Undertakings.

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

     (b) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (5) If any of the securities are offered at competitive bidding, (a) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act of 1933, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (b) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Triton PCS Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwyn, Commonwealth of Pennsylvania, on November 21, 2001.


                                          Triton PCS Holdings, Inc.


                                                  /s/ Michael E. Kalogris
                                          By: _________________________________
                                                    Michael E. Kalogris
                                                Chief Executive Officer and
                                                  Chairman of the Board of
                                                         Directors



   Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed below by the following persons on behalf of Triton PCS Holdings, Inc. and in the capacities and on the dates indicated.



              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Michael E. Kalogris         Chief Executive Officer     November 21, 2001
______________________________________  and Chairman of the Board
         Michael E. Kalogris            of Directors (Principal
                                        Executive Officer)

                  *                    President, Chief Operating  November 21, 2001
______________________________________  Officer and Director
          Steven R. Skinner

          /s/ David D. Clark           Executive Vice President,   November 21, 2001
______________________________________  Chief Financial Officer
            David D. Clark              and Secretary (Principal
                                        Financial Officer)

                  *                    Vice President and          November 21, 2001
______________________________________  Controller (Principal
           Andrew M. Davies             Accounting Officer)

                  *                    Director                    November 21, 2001
______________________________________
          Scott I. Anderson

                  *                    Director                    November 21, 2001
______________________________________
           John D. Beletic

                  *                    Director                    November 21, 2001
______________________________________
          Arnold L. Chavkin

                  *                    Director                    November 21, 2001
______________________________________
           John W. Watkins

                  *                    Director                    November 21, 2001
______________________________________
           William W. Hague

                            * Power of Attorney


   Michael E. Kalogris, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                                /s/ Michael E. Kalogris


                                          By: ____________________________


                                                  Michael E. Kalogris


                                                   Attorney-in-fact